Exhibit 2.1

[Verizon logo]

John W. Diercksen Executive Vice President – Strategy, Development & Planning	1095 Avenue of the Americas New York , NY 10036

March 31, 2005

MCI, Inc.
22001 Loudoun County Parkway
Ashburn, Virginia 20147

Ladies and Gentlemen:

You and we are party to the Agreement and Plan of Merger dated as of February 14, 2005 among Verizon Communications Inc., Eli Acquisition, LLC and MCI, Inc. (as amended as of March 4 and March 29, 2005, the "Agreement"). Capitalized terms used without definition in this letter have the meanings ascribed to them in the Agreement.

Section 6.5(a) of the Agreement provides that you may not furnish information to or engage in discussions with Persons who make a Takeover Proposal without making certain specified findings. The purpose of this letter is to reflect our agreement that from and after the date hereof until the date of the MCI shareholder vote on the transaction contemplated by the Merger Agreement, you and your Representatives may engage in the activities described in subparagraphs (x) and (y) of Section 6.5(a) of the Agreement with Qwest Communications International, Inc. or its Representatives without having made the determinations contemplated by the proviso immediately following clause (y) thereof. For the avoidance of doubt, nothing in this letter shall relieve you of the obligation to comply with the other provisions of the Agreement, including the other provisions of Section 6.5, or prejudice your ability to make any future determination under the above-referenced proviso.

Please signify your concurrence with the foregoing by signing below.

Sincerely yours,

VERIZON COMMUNICATIONS INC.

/s/ John W. Diercksen
Executive Vice President – Strategy Development & Planning

Accepted and agreed:

MCI, INC.

/s/ Anastasia D. Kelly